AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON February 25, 2003.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )

                             Kankakee Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                   484243-10-0
                         ------------------------------
                                 (CUSIP Number)
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                  (314)854-4600
                                  -------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 19, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP NO.  484243-10-0                                        Page 2 of 5 Pages
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON INVESTORS OF AMERICA, LIMITED PARTNERSHIP

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*           (a)   |_|
                                                                      (b)   |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEVADA
--------------------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 -0-
------------------- -------- ---------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                       NONE
------------------- -------- ---------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER
                             -0-
    REPORTING
--------------------------------------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                         NONE
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*      |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IV, PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

     The statement on Schedule 13D filed by the reporting person on January 21, 1993, as amended on June 20, 1994, June 14, 2000 and January 10, 2002, relating to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by Kankakee Bancorp ("Bancorp"), whose principal executive offices are located at 310 S. Schuyler Avenue, Kankakee, Illinois 60901, is hereby amended as follows:

Item 2. Identity and Background

     There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable. This amended statement is being filed by Investors to report the disposition of 105,000 shares of Common Stock of Kankakee.

Item 4. Purpose of Transaction

     There are no changes with respect to this Item.

Item 5. Interest in Securities of the Issuer

                  (a)-(b) Not applicable.

                  (c) All transactions in the shares of common Stock effected by Investors during the past sixty days are described in Exhibit 5(c) attached hereto. All such shares were sold through a broker/dealer..

                  (d)  Not Applicable.

                  (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities as a result of the sale of shares on February 19, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

                  Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           INVESTORS OF AMERICA, LIMITED PARTNERSHIP


                           By: /s/ James F. Dierberg
                               ------------------------------------
                                   James F. Dierberg, President of
                                   First Securities America, Inc.,
                                   General Partner


Date:  February 25, 2003

                                  Exhibit 5(c)


                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)

Identity of                                        Number of         Price per
  Seller                      Date of Sale        Shares Sold          Share
-----------                   ------------        -----------        ---------

Investors of America,       February 19, 2003       105,000           $40.02
Limited Partnership